UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42154

ESHALLGO INC

No. 37, Haiyi Villa, Lane 97, Songlin Road

Pudong New District

Shanghai, China 200120

+86 400 100 7299

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Entry into a Material Definitive Agreement.

March 2026 Security Promissory Note and Pledge Agreement

On March 13, 2026, Eshallgo Inc (the “Company”) issued a secured promissory note (the “March Promissory Note”) to a lender in the principal amount of $330,000 for a purchase price of $300,000. The Principal Amount includes an original issuance discount of $30,000.

The March Promissory Note bears interest at a fixed rate of 10% per annum and will mature in full on November 12, 2026. The Company may not voluntarily prepay any portion of the outstanding balance before the maturity date without the prior written consent of the lender. Furthermore, the March Promissory Note is subject to mandatory prepayments if the Company receives cash proceeds from any debt or equity financing, in which case the lender may require the Company to apply up to 100% of such proceeds toward the repayment of the March Promissory Note.

In connection with the March Promissory Note, on March 13, 2026, Zhidan Mao, the Company’s Chairman and director, and Qiwei Miao, the Company’s Chief Executive Officer and director (collectively, the “Pledgors”), entered into a pledge agreement (the “March Pledge Agreement”) with the lender. Pursuant to the March Pledge Agreement, the Pledgors collective pledged to the lender an aggregate of 1,126,154 Class B Ordinary Shares of the Company held by such Pledgors (collectively, the “March Pledged Shares”). The March Pledge Agreement secures all of the Company’s obligations under the March Promissory Note and grants the lender a continuing, first-priority security interest in the March Pledged Shares, including all associated substitutions, replacements, proceeds, and distributions, as well as all rights relating thereto. Upon the occurrence and continuance of certain events of default under the March Promissory Note, the lender is entitled to exercise customary secured party remedies with respect to the March Pledged Shares, subject to applicable notice and cure provisions.

The March Promissory Note contains customary representations and warranties, affirmative and restrictive covenants, and events of default. Upon the occurrence of certain events of default under the March Promissory Note, the interest rate on the outstanding balance automatically increases to 18%, subject to applicable notice and cure provisions.

April 2026 Security Promissory Note and Pledge Agreement

On April 4, 2026, the Company issued a secured promissory note (the “April Promissory Note”) to another lender in the principal amount of $300,000 for a purchase price of $300,000.

The April Promissory Note bears no interest and will mature in full on July 3, 2026. The Company may not voluntarily prepay any portion of the outstanding balance before the maturity date without the prior written consent of the lender. Furthermore, the April Promissory Note is subject to mandatory prepayments if the Company receives cash proceeds from any debt or equity financing, in which case the lender may require the Company to apply up to 100% of such proceeds toward the repayment of the April Promissory Note.

In connection with the April Promissory Note, on April 3, 2026, the Pledgors entered into a pledge agreement (the “April Pledge Agreement” and collectively with the March Pledge Agreement, the “Pledge Agreements”) with the lender. Pursuant to the April Pledge Agreement, the Pledgors collective pledged to the lender an aggregate of 1,126,154 Class B Ordinary Shares of the Company held by such Pledgors (collectively, the “April Pledged Shares”). The April Pledge Agreement secures all of the Company’s obligations under the April Promissory Note and grants the lender a continuing, first-priority security interest in the April Pledged Shares, including all associated substitutions, replacements, proceeds, and distributions, as well as all rights relating thereto. Upon the occurrence and continuance of certain events of default under the April Promissory Note, the lender is entitled to exercise customary secured party remedies with respect to the April Pledged Shares, subject to applicable notice and cure provisions.

The April Promissory Note contains customary representations and warranties, affirmative and restrictive covenants, and events of default. Upon the occurrence of certain events of default under the April Promissory Note, the interest rate on the outstanding balance automatically increases to 18%, subject to applicable notice and cure provisions.

Use of Proceeds

The Company used the proceeds from the March Promissory Note and the April Promissory Note to fully redeem the outstanding principal and accrued interest under the convertible debentures issued by the Company on November 29, 2024, December 18, 2024 and December 30, 2024 (collectively, the “Convertible Debentures”). As of the date of this report, the Convertible Debentures have been fully satisfied and are no longer outstanding.

General

The descriptions of the March Promissory Note, the April Promissory Note and the Pledge Agreements do not purport to be complete and are qualified in their entirety by the full text of the March Promissory Note, the April Promissory Note and the Pledge Agreement, forms of which are filed herewith as Exhibits 10.1, 10.2 and 10.3, respectively, and which are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of March Promissory Note
10.2	Form of April Promissory Note
10.3	Form of Pledge Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESHALLGO INC

Date: April 16, 2026	By:	/s/ Qiwei Miao
	Name:	Qiwei Miao
	Title:	Chief Executive Officer

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